November 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:         Ms. Alison White

Re:       Franklin Value Investors Trust (the “Registrant”)

            File No. 333-207715

Dear Ms. White:

On behalf of the above-referenced Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on November 12, 2015 and November 16, 2015 with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the reorganization involving the Registrant’s series, the Franklin All Cap Value Fund (the “All Cap Value Fund”) and the Franklin Small Cap Value Fund (the “Small Cap Value Fund”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 2, 2015 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.      Comment:  Please file a letter via EDGAR that responds to these comments from the SEC staff and also includes “Tandy” representations.

Response:  This letter which responds to SEC staff comments also includes at its end  the “Tandy” representations.

2.      Text:  The front cover page of the Prospectus/Proxy Statement states:

The All Cap Value Fund and the Small Cap Value Fund (each, a “Fund” and, collectively, the “Funds”) have identical investment goals, but have certain differences in principal investment strategies and risks.

Comment:  Please remove the word “certain” from the above disclosure, as we believe “certain” implies such differences are not material.

Response:  Registrant has replaced the word “certain” with the word “some.”

3.      Text:  The sub-heading “Similar Investment Goal, Strategies, Policies and Risks” (page 4).

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Comment:  Please remove the word “similar” from the sub-heading.

Response:  Revised as requested.

4.      Text:  The sub-heading “Similar Principal Investment Strategies” (page 8).

Comment:  Please remove the word “similar” from the sub-heading.

Response:  Revised as requested.

5.      Text:  Discussion of principal investment strategies (page 8).

Comment:  Please disclose, if applicable, that there will be repositioning costs associated with the Transaction and whether such costs will be borne by shareholders.

Response:  A summary of the discussion regarding the repositioning costs that is disclosed in the section titled: “Federal Income Tax Consequences of the Transaction - Repositioning of the All Cap Value Fund’s Portfolio Assets” has been added to the discussion of principal investment strategies on page 8.

6.      Text:  The section titled “How do the principal investment risks of the Funds compare” (page 8) states:

“…the only material difference between the principal risks of the All Cap Value Fund and Small Cap Value Fund is that the All Cap Value Fund highlights midsize companies’ risk as a principal risk.”

Comment:  Given the Small Cap Value Fund’s percentage of investments in midsize capitalization companies, should the Small Cap Value Fund highlight midsize companies risk as well?

Response:  The Small Cap Value Fund has a non-fundamental investment policy of investing, under normal market conditions, at least 80% of its net assets in equity securities of small-capitalization companies.  In contrast, the All Cap Value Fund, under normal market conditions, predominately invests in equity securities of companies of any size across the entire market capitalization spectrum, including small and midsize capitalization companies.  Accordingly, the Small Cap Value Fund’s current prospectus includes principal investment risk disclosure regarding Smaller Companies risk, and the All Cap Value Fund’s current prospectus includes principal investment risk disclosure regarding Smaller and Midsize Companies risk.  Given the Funds’ investment strategies, Registrant  believes the current disclosure appropriately describes the differences in the principal risks of investing in each Fund.

7.      Text:  Discussion of principal investment strategies (page 8).

Comment:  Please include capital gain estimates for any portfolio sales.

Response:  Registrant respectfully declines this comment.  Registrant has added disclosure to the discussion of principal investment strategies on page 8 regarding the possibility that capital gains may result from the All Cap Value Fund’s repositioning.  However, the Registrant believes that given the variety of factors that can impact the realization of capital gains, disclosing an estimate of such capital gains would be too speculative.

8.      Text:  Discussion of Board considerations in connection with the Transaction (page 20).

“The Board reviewed detailed information about…FASL’s agreement to pay a portion of the expenses related to the Transaction.”

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Comment:  Please state what the Board considered and concluded with respect to the costs not borne by FASL, including repositioning costs, if any.

Response:  Disclosure has been added that notes that while the Plan provides that each Fund will pay 25% of the expenses of the Transaction, the Board considered that in light of the current expense waivers in place for the All Cap Value Fund, FASL or affiliate will ultimately pay the All Cap Value Fund’s portion of the Transaction expenses.  In addition, the Board considered  that shareholders of the Small Cap Value Fund could benefit from the Transaction to the extent that the Small Cap Value Fund receives certain securities it would otherwise acquire for its portfolio from the All Cap Value Fund without transaction costs.

9.      Text:  Discussion of Board considerations in connection with the Transaction (page 20).

“The Board considered the potential benefits, risks and costs of the Transaction to shareholders of the All Cap Value Fund.  In approving the Transaction, the Board considered the following factors and potential benefits:”

Comment:  Disclose the risks and costs of the Transaction that the Board considered.

Response:  With regard to the costs of the Transaction, see the response to comment 8 above.  With regard to the risks of the Transaction, disclosure has been added that indicates that the Board considered the Investment Manager’s belief that shareholders of the All Cap Value Fund should not experience a material change in the overall risks of their investment as a result of the Transaction.

10.  Text:  The section titled “Information About the Transaction” (page 21) states “[t]his is only a summary of the Plan”

Comment:  Confirm that all material aspects of the Plan are disclosed in the Prospectus/Proxy Statement.

Response:  Registrant confirms that all material aspects of the Plan are disclosed in the Prospectus/Proxy Statement.

11.  Text:  The table setting forth the capitalizations of the All Cap Value Fund and the Small Cap Value Fund (page 23).

Comment:  Please provide information in the table as of a date within 30 days of the next filing related to the Prospectus/Proxy Statement.

Response:  Revised as requested.

12.  Text:  Discussion of repositioning of the All Cap Value Fund’s portfolio assets (page 28).

Comment:  Discuss the costs of repositioning and capital gain estimates in the front of the Prospectus/Proxy Statement (see comments 5 and 7).

Response:  With regard to the costs of the positioning, the disclosure in this section already notes that Management believes that the portfolio transaction costs due to the repositioning will be immaterial in amount.  With regard to the capital gains estimates, as noted in comment 7, given the variety of factors that can impact the realization of capital gains, the Registrant believes that disclosing an estimate of such capital gains would be too speculative.

13.  Text:  The following sentences in the Proxy Card:

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“This proxy is solicited on behalf of the Board of Trustees of the Franklin Value Investors Trust on behalf the All Cap Value Fund.”

“If no specification is made, this proxy shall be voted FOR the proposal to approve a plan of reorganization of the All Cap Value Fund into Franklin Small Cal Value Fund.”

Comment:  Per the requirements of Rules 14a-4(a)(1) and (b)(1), please place the sentences noted above in bold.

Response:  Revised as requested.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. by telephone at (215) 564-8149 or, in his absence, Jamie M. Gershkow, Esq. at (215) 564-8543.

                                                      Regards,

                                                            /s/ Steven J. Gray
Secretary and Vice President
Franklin Value Investors Trust

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